Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-277003
February 4, 2026

PepsiCo, Inc.
Floating Rate Notes due 2028
3.300% Senior Notes due 2034

3.700% Senior Notes due 2038
4.150% Senior Notes due 2047

Issuer:	PepsiCo, Inc.
Ratings (S&P / Moody’s):	A+ / A1 (Stable Outlook / Stable Outlook)
Trade Date:	February 4, 2026
Settlement Date (T+5):	February 11, 2026
Title of Securities:	Floating Rate Notes due 2028	3.300% Senior Notes due 2034	3.700% Senior Notes due 2038	4.150% Senior Notes due 2047
Aggregate Principal Amount Offered:	€500,000,000	€650,000,000	€850,000,000	€500,000,000
Maturity Date:	February 11, 2028	February 11, 2034	February 11, 2038	February 11, 2047
Interest Payment Dates:	Quarterly in arrears on each February 11, May 11, August 11 and November 11, commencing on May 11, 2026; provided that, if any such interest payment date (other than any maturity date or earlier date of redemption) would be a day that is not a business day, such interest payment date will be the next succeeding day that is a business day (and no additional interest will accrue or otherwise accumulate on the amount payable for the period from and after such interest payment date); except that if such next succeeding business day falls in the next succeeding calendar month, such interest payment date will be the immediately preceding business day; and provided further, that if any maturity date or redemption date is not a business day, then the related payment for such maturity date or redemption date shall be paid on the next succeeding business day with the same force and effect as if made on such maturity date or redemption date, as the case may be, and no further interest shall accrue as a result of such delay. The term “business day” means any day, other than a Saturday or Sunday, (1) which is not a day on which banking institutions in the City of New York or the City of London are authorized or required by law or executive order to close and (2) on which the Euro system’s real-time gross settlement system (T2), or any successor thereto, operates.	Annually in arrears on each February 11, commencing February 11, 2027	Annually in arrears on each February 11, commencing February 11, 2027	Annually in arrears on each February 11, commencing February 11, 2027

Interest Reset Dates:	Quarterly on each February 11, May 11, August 11, and November 11, commencing May 11, 2026	—	—	—
Benchmark Bund:	—	DBR 2.600% due August 15, 2033	DBR 4.000% due January 4, 2037	DBR 2.500% due August 15, 2046
Benchmark Bund Yield:	—	2.670%	2.955%	3.416%
Spread to Benchmark Bund:	—	+63.4 basis points	+75.7 basis points	+78.2 basis points
Mid-Swap Yield:	—	2.754%	2.982%	3.198%

Spread to Mid-Swap:	—	+55 basis points	+73 basis points	+100 basis points
Reoffer Yield:	—	3.304%	3.712%	4.198%
Coupon:	Applicable EURIBOR Rate plus 0.230%. The interest rate on the Floating Rate Notes due 2028 will in no event be lower than zero. The Applicable EURIBOR Rate during the initial interest period will be the Applicable EURIBOR Rate in effect on February 9, 2026.	3.300%	3.700%	4.150%
Applicable EURIBOR Rate:	Three-month EURIBOR determined in accordance with the procedures described under “Description of Notes—Floating Rate Notes” in the prospectus supplement.	—
Price to Public:	100.000%	99.972%	99.885%	99.339%
Redemption for Tax Reasons:	The issuer may redeem all, but not less than all, of the notes in the event of certain changes in the tax laws of the United States (or any taxing authority in the United States). This redemption would be at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest on the notes to, but not including, the date fixed for redemption.
Optional Redemption:	—	Prior to November 11, 2033, make-whole call at comparable government bond rate plus 10 basis points; par call at any time on or after November 11, 2033.	Prior to November 11, 2037, make-whole call at comparable government bond rate plus 15 basis points; par call at any time on or after November 11, 2037.	Prior to August 11, 2046, make-whole call at comparable government bond rate plus 15 basis points; par call at any time on or after August 11, 2046.
Net Proceeds to PepsiCo (Before Expenses):	€498,750,000	€647,055,500	€844,772,500	€493,570,000
Use of Proceeds:	The issuer intends to use the net proceeds from this offering for general corporate purposes, including the repayment of commercial paper.
Day Count Fraction:	ACTUAL / 360	ACTUAL / ACTUAL (ICMA)

CUSIP / ISIN / Common Code:	713448 GM4 / XS3291116369 / 329111636	713448 GP7 / XS3291117417 / 329111741	713448 GQ5 / XS3291117680 / 329111768	713448 GR3 / XS3291118068 / 329111806
Currency of Payment:	All payments of interest and principal, including payments made upon any redemption of the notes, will be payable in euro. If, on or after the issuance of the notes, the euro is unavailable to the issuer due to the imposition of exchange controls or other circumstances beyond the issuer’s control or if the euro is no longer being used by the then member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to the issuer and so used.
Additional Amounts:	The issuer will, subject to certain exceptions and limitations, pay as additional interest on the notes such additional amounts as are necessary in order that the net payment by the issuer of the principal of and interest on the notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States, will not be less than the amount provided in the notes then due and payable.
Listing:	The issuer intends to apply to list the notes on the Nasdaq Bond Exchange and expects trading in the notes to begin within 30 days after the date of their issuance.
Minimum Denomination:	€100,000 and integral multiples of €1,000
Joint Book-Running Managers:	BNP PARIBAS Goldman Sachs & Co. LLC Mizuho International plc Morgan Stanley & Co. International plc
Senior Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A. Barclays Bank PLC ING Bank N.V., Belgian Branch Société Générale TD Global Finance unlimited company
Co-Managers:	ANZ Securities, Inc. RBC Europe Limited U.S. Bancorp Investments, Inc.

The issuer expects that delivery of the notes will be made, against payment for the notes, on or about February 11, 2026, which will be the fifth U.S. business day following the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, purchases or sales of securities in the secondary market generally are required to settle within one U.S. business day (T+1), unless the parties to any such transactions expressly agree otherwise. Accordingly, purchasers of notes who wish to trade the notes on the date hereof or on the next succeeding three U.S. business days will be required, because the notes initially will settle within five U.S. business days (T+5), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade on the date hereof or on the next succeeding three U.S. business days should consult their own legal and financial advisors.

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by S&P and Moody’s. Each of the security ratings above should be evaluated independently of any other security rating.

Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

Any non-U.S. registered broker-dealer will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP PARIBAS toll-free at +44 0-20-7595-8222, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Mizuho International plc at +44-(0)20-7248-3920 or Morgan Stanley & Co. International plc toll-free at 1-866-718-1649.

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